# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PetVivo Holdings, Inc., CIK 0001512922
CUSIP: 716817408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, EDINA, Minnesota (MN), 55439
Date of event which requires filing of this statement: 03/13/2026
Amends the filing with accession number 0001099910-26-000031
Filed by CIK 0001553209
Persons authorized to receive notices and communications: Jeffrey J. Fessler, Esq., 30 Rockefeller Plaza, New York, New York (NY), 10112, (212) 653-8700

## Reporting persons
- A.L. Sarroff Fund, LLC (CIK 0001553209): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: personal funds (PF); sole voting power 0; shared voting power 16,433,204; sole dispositive power 0; shared dispositive power 16,433,204; aggregate amount beneficially owned 16,433,204 (39.6% of the class)
- Alan Sarroff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 16,433,204; sole dispositive power 0; shared dispositive power 16,433,204; aggregate amount beneficially owned 16,433,204 (39.6% of the class)
- Eileen Sarroff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,433,204; sole dispositive power 0; shared dispositive power 16,433,204; aggregate amount beneficially owned 16,433,204 (39.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PetVivo Holdings, Inc.
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, EDINA, Minnesota (MN), 55439

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by A.L. Sarroff Fund, LLC, a New York limited liability company ("Fund"), Alan Sarroff, a citizen of the United States of America, and Eileen Sarroff, a citizen of the United States of America (Mr. Sarroff, Mrs. Sarroff, Fund, the "Reporting Persons"), with respect to the shares of common stock, $0.001 par value, of the Issuer beneficially owned by them.
Residence or business address: The principal business address of the Reporting Persons is 43 Meadow Woods Road, Great Neck, NY 11020.
Present principal occupation or employment:
Fund is an entity and its principal business is to invest in securities.

Mr. Sarroff is Chief Executive Officer and Managing Member of Fund.

Mrs. Sarroff is not currently employed.

As spouses, each of Mr. Sarroff and Mrs. Sarroff directly or indirectly may be deemed to have shared voting and investment power with respect to the shares owned by each other, and accordingly, may be deemed to have beneficial ownership over such shares owned by each other.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 13, 2026, the Reporting Persons entered into a Subscription Agreement and Investment Letter (the "Agreement"), pursuant to which the Reporting Persons agreed to purchase 1,250,000 units (collectively, the "Units" and each, a "Unit") from the Issuer for investment purposes in a private placement for $0.80 per Unit. Each Unit consists of one share of common stock, par value $0.001 per share ("Common Stock"), and one warrant (each, a "Warrant") to purchase one share of Common Stock. Each Warrant is exercisable for one share of Common Stock at $1.10.

Pursuant to the Agreement, the Reporting Persons have the option, but not the obligation, until June 15, 2026, to purchase up to 1,500,000 additional Units from the Issuer at a price of $0.80 per Unit.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis, and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares common stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of common stock without affecting their beneficial ownership of the shares of common stock or adjust their exposure to the shares of common stock in ways that would affect their beneficial ownership of the shares of common stock.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 16,433,204 shares of common stock, which represents approximately 39.6% of the outstanding shares of common stock, based on 35,212,419 shares of common stock outstanding as of March 13, 2026, and assumes the exercise of warrants to purchase 6,255,008 shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except for the transactions set forth in Item 4, none of the Reporting Persons effected any transaction during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the common stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the common stock.

On January 16, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement among the Reporting Persons.
https://www.sec.gov/Archives/edgar/data/1512922/000109991026000031/ex99-1.htm

## Signatures
- A.L. Sarroff Fund, LLC: /s/ Alan Sarroff, By Alan Sarroff, Chief Executive Officer and Managing Member (03/13/2026)
- Alan Sarroff: /s/ Alan Sarroff, Alan Sarroff (03/13/2026)
- Eileen Sarroff: /s/ Eileen Sarroff, Eileen Sarroff (03/13/2026)